Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

LinkedIn Post

Choice Hotels International’s proposed combination with Wyndham Hotels & Resorts would significantly accelerate both companies’ long-term organic growth strategy for the benefit of all stakeholders.

•	Franchisees win with lower total cost of ownership and increased hotel profitability.

•	Shareholders win with superior value creation.

•	Guests win with more lodging options and value.

•	Associates win with expanded opportunities and increased stability.

Patrick Pacious, Choice CEO, commented, “We have long respected Wyndham’s business and remain convinced of both the many benefits of the combination and our ability to complete it.”

Read more about all of the value opportunities and benefits this potential transaction could deliver at https://lnkd.in/eznppwT7

#ChoiceHotels #ChoiceWyndham #CreateValueWithChoice #MakeItYourChoice

Choice Hotels International + Follow ” 94,440 followers. 47m Choice Hotels International proposed combination with Wyndham Hotels & Resorts wou c significantiy accelerate both companies ong-term organic growth strategy for the bereft of a stakeho ders. Franchisees urn with lower/ total cost of ownership and increased hotel profitability. Shareholders win with super or value creation Guests win with more odging opt and ard value. Associates win with expanse; opportunities arc increased stability. Patrick Pacious, Choice CEO commented “We have ong respected Wyrdham business and remain convinced of both the many benefits of the combination and curability tc complete it Read more about all of the value opportunities and benefits this potential transaction could deliver at https:\\lnkd.in/eznppwT7 #ChoiceHotels #ChoiceWyndham #Create value With Choice #Makelt your Choice CHOICE HOTELS + WYNDHAM HOTELS & RESORTS We have long respected / Wyndham and remain convinced of both the many benefits of the combination and our ability to complete it.” 42 1 comment reposts See LinkedIn post here.